Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2025 Financial Results

Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We are very pleased to see our High Quality and Sustainable Development Strategy continued to deliver. This quarter, we achieved accelerated revenue growth and enhanced profitability, with both adjusted operating profit and adjusted net profit delivering a quarterly turnaround. The convergence of AI and cloud services has brought us tremendous market opportunities. We have not only rapidly advanced the expansion of intelligent computing in public cloud, but also proactively laid out the strategic foundation of in-depth integration of AI and industries in enterprise cloud. Furthermore, our strategic collaboration with Xiaomi-Kingsoft ecosystem continued to soar this quarter, as revenue contribution from the ecosystem surging 83.8% year-on-year to RMB690.8 million. We are excited and optimistic about rapid adoption of AI across our ecosystem and diverse verticals, which will unlock immense AI-enabled growth opportunities ahead of us.”

Ms. Yi Li, Chief Financial Officer of Kingsoft Cloud, added, “Our revenue growth accelerated to 31.4% year-over-year, achieving RMB2,478.0 million for the third quarter. Among which, revenue from public cloud services increased significantly by 49.1% year-over-year to RMB1,752.3 million. The gross billing of AI business achieved RMB782.4 million this quarter, representing a year-over-year growth rate around 120%. Our adjusted gross profit was RMB392.6 million, which increased by 27.6% year-over-year and 12.0% quarter-over-quarter. Our adjusted EBITDA profit achieved RMB826.6 million, increased by 345.9% year-over-year. Our adjusted EBITDA margin of 33.4%, increased by 23.6 percentage points year-over-year, which was mainly due to the improvements in cost and expenses control, as well as non-recurring other income realized in this quarter. Notably, we achieved adjusted operating profit turnaround to reach positive RMB15.4 million, compared with negative RMB140.2 million in the same quarter last year and negative RMB166.4 million last quarter. Adjusted net profit for the first time turned profitable at RMB28.7 million, compared with adjusted net loss of RMB236.7 million in the same quarter last year.”

Third Quarter 2025 Financial Results

Total Revenues reached RMB2,478.0 million (US$348.11 million), increased by 31.4% year-over-year from RMB1,885.6 million in the same quarter of 2024 and increased by 5.5% quarter-over-quarter from RMB2,349.2 million in the second quarter of 2025. The increase was mainly due to the expanded revenue from AI related customers, with AI infrastructure and products keep upgrading.

Revenues from public cloud services were RMB1,752.3 million (US$246.1 million), significantly increased by 49.1% from RMB1,175.5 million in the same quarter of 2024 and increased by 7.8% from RMB1,625.3 million last quarter. The year-over-year increase was mainly due to the growth of AI demands, as the AI gross billing reached RMB782.4 million (US$109.9 million), while other public cloud services remained decent growth along with the AI technology boost.

Revenues from enterprise cloud services were RMB725.7 million (US$101.9 million), compared with RMB710.0 million in the same quarter of 2024 and RMB723.9 million last quarter.

Other revenues were nil this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB2,097.1 million (US$294.6 million), representing an increase of 32.5% from RMB1,582.2 million in the same quarter of 2024, which was mainly due to our investment into AI computing resources. IDC costs increased by 15.1% year-over-year from RMB673.8 million to RMB775.7 million (US$109.0 million) this quarter. The increase was mainly due to the purchase of racks, which serve the expanding AI business, as well as the basic computing and storage cloud demands brought by AI business. Depreciation and amortization costs increased from RMB297.5 million in the same quarter of 2024 to RMB649.7 million (US$91.3 million) this quarter. The increase was mainly due to the depreciation of newly acquired and leased servers, and network equipment which were mainly allocated to AI business. Solution development and services costs increased by 19.4% year-over-year from RMB499.0 million in the same quarter of 2024 to RMB595.9 million (US$83.7 million) this quarter. The increase was mainly due to the solution personnel expansion. Fulfillment costs and other costs were RMB5.2 million (US$0.7 million) and RMB70.6 million (US$9.9 million) this quarter.

Gross profit was RMB380.9 million (US$53.5 million), representing an increase of 25.6% from RMB303.4 million in the same quarter of 2024. The increase was mainly due to the expansion of our revenue scale, especially the intelligent computing services. Gross margin was 15.4%, compared with 16.1% in the same period in 2024. The decrease was mainly due to the higher cost of servers along with the expansion of AI business, as we balanced the procurement way of both self-procurement and leasing. Non-GAAP gross profit2 was RMB392.6 million (US$55.1 million), compared with RMB307.6 million in the same period in 2024. Non-GAAP gross margin2 was 15.8%, compared with 16.3% in the same period in 2024.

Total operating expenses were RMB526.2 million (US$73.9 million), decreased by 63.6% from RMB1,447.1 million in the same quarter last year and 21.0% from RMB665.8 million last quarter. Among which:

Selling and marketing expenses were RMB152.2 million (US$21.4 million), increased by 25.6% from RMB121.1 million in the same period in 2024 and 15.3% from RMB132.0 million last quarter. The increase was mainly due to the increase of personnel costs and share-based compensation.

General and administrative expenses were RMB174.4 million (US$24.5 million), increased by 2.3% from RMB170.4 million in the same period in 2024 and decreased by 48.6% from RMB339.6 million last quarter. The year-over-year increase was mainly due to the increase in share-based compensation and the sequential decrease was mainly due to the decrease in credit loss expenses.

Research and development expenses were RMB199.6 million (US$28.0 million), decreased by 15.4% from RMB235.9 million in the same period in 2024 and increased by 2.8% from RMB194.3 million last quarter. The year-over-year decrease was mainly due to the decrease in personnel costs and share-based compensation.

Operating loss was RMB145.3 million (US$20.4 million), compared with RMB1,143.8 million in the same quarter of 2024 and RMB327.0 million last quarter. It was mainly due to the reverse of credit loss and no additional impairment loss of long-lived assets this quarter. Non-GAAP operating profit3was RMB15.4 million (US$2.2 million), compared with operating loss of RMB140.2 million in the same quarter last year and operating loss of RMB166.4 million last quarter.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3 Non-GAAP operating (loss) profit is defined as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB7.8 million (US$1.1 million), compared with net loss of RMB1,061.1 million in the same quarter of 2024 and RMB456.9 million last quarter. The improvement was mainly due to the narrow down of operating loss and the increase in non-recurring subsidy in other income. Non-GAAP net profit4 was RMB28.7 million (US$4.0 million), compared with non-GAAP net loss of RMB236.7 million in the same quarter of 2024 and RMB300.5 million last quarter.

Non-GAAP EBITDA5 was RMB826.6 million (US$116.1 million), increased by 345.9% from RMB185.4 million in the same quarter of 2024 and 103.6% from RMB406.0 million last quarter. Non-GAAP EBITDA margin was 33.4%, compared with 9.8% in the same quarter of 2024 and 17.3% in the previous quarter. The increase was mainly due to the expansion of AI businesses with higher margin, as well as the improvements of net profit.

Basic and diluted net loss per share was RMB0.00 (US$0.00), compared with RMB0.29 in the same quarter of 2024 and RMB0.11 last quarter.

Cash and cash equivalents were RMB3,954.5 million (US$555.5 million) as of September 30, 2025, compared with RMB5,464.1 million as of June 30, 2025. The decrease was mainly due to the capital expenditure to purchase computing power equipment and repayment of debt.

Outstanding ordinary shares were 4,120,847,722 as of September 30, 2025, equivalent to about 274,723,181 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, November 19, 2025 at 7:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BIc28eb3aabf504060b173cc1dbba23325. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

4 Non-GAAP net (loss) profit is defined as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net (loss) profit margin as Non-GAAP net (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP EBITDA is defined as Non-GAAP net (loss) profit excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating (loss) profit, Non-GAAP operating (loss) profit margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net (loss) profit and Non-GAAP net (loss) profit margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating (loss) profit as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. We define Non-GAAP net (loss) profit as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net (loss) profit margin as Non-GAAP net (loss) profit as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net (loss) profit excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’ s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email:ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,648,764	3,954,528	555,489
Restricted cash	81,337	95,725	13,446
Accounts receivable, net	1,468,663	2,358,126	331,244
Short-term investments	90,422	—	—
Prepayments and other assets	2,233,074	2,544,116	357,370
Amounts due from related parties	318,526	672,242	94,429
Total current assets	6,840,786	9,624,737	1,351,978
Non-current assets:
Property and equipment, net	4,630,052	10,334,992	1,451,748
Intangible assets, net	694,880	574,680	80,725
Goodwill	4,605,724	4,605,724	646,962
Prepayments and other assets	449,983	172,880	24,285
Equity investments	234,182	230,305	32,351
Operating lease right-of-use assets	137,047	109,092	15,324
Total non-current assets	10,751,868	16,027,673	2,251,395
Total assets	17,592,654	25,652,410	3,603,373

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,877,004	2,316,930	325,457
Accrued expenses and other current liabilities	3,341,990	3,523,726	494,974
Short-term borrowings	2,225,765	3,397,319	477,219
Income tax payable	69,219	86,901	12,207
Amounts due to related parties	1,584,199	937,630	131,708
Current operating lease liabilities	61,258	34,684	4,872
Total current liabilities	9,159,435	10,297,190	1,446,437
Non-current liabilities:
Long-term borrowings	1,660,584	2,792,396	392,246
Amounts due to related parties	309,612	2,467,501	346,608
Deferred tax liabilities	101,677	70,539	9,909
Other liabilities	790,271	2,889,047	405,822
Non-current operating lease liabilities	65,755	60,863	8,549
Total non-current liabilities	2,927,899	8,280,346	1,163,134
Total liabilities	12,087,334	18,577,536	2,609,571
Shareholders’ equity:
Ordinary shares	25,689	28,483	4,001
Treasury shares	(105,478)	(54,875)	(7,708)
Additional paid-in capital	18,940,885	21,293,147	2,991,031
Statutory reserves funds	32,001	32,001	4,495
Accumulated deficit	(14,291,957)	(15,067,968)	(2,116,585)
Accumulated other comprehensive income	566,900	511,638	71,869
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	6,742,426	947,103
Non-controlling interests	337,280	332,448	46,699
Total equity	5,505,320	7,074,874	993,802
Total liabilities, non-controlling interests and shareholders’ equity	17,592,654	25,652,410	3,603,373

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,175,535	1,353,479	1,625,309	1,752,326	246,148	3,597,447	4,731,114	664,576
Enterprise cloud services	710,039	616,498	723,918	725,702	101,939	1,955,439	2,066,118	290,226
Others	-	-	-	-	-	152	-	-
Total revenues	1,885,574	1,969,977	2,349,227	2,478,028	348,087	5,553,038	6,797,232	954,802
Cost of revenues	(1,582,220)	(1,651,671)	(2,010,370)	(2,097,133)	(294,583)	(4,638,084)	(5,759,174)	(808,986)
Gross profit	303,354	318,306	338,857	380,895	53,504	914,954	1,038,058	145,816
Operating expenses:
Selling and marketing expenses	(121,117)	(144,338)	(131,996)	(152,158)	(21,374)	(363,577)	(428,492)	(60,190)
General and administrative expenses	(170,374)	(181,999)	(339,563)	(174,368)	(24,493)	(655,318)	(695,930)	(97,757)
Research and development expenses	(235,912)	(226,170)	(194,285)	(199,644)	(28,044)	(671,834)	(620,099)	(87,105)
Impairment of long-lived assets	(919,724)	-	-	-	-	(919,724)	-	-
Total operating expenses	(1,447,127)	(552,507)	(665,844)	(526,170)	(73,911)	(2,610,453)	(1,744,521)	(245,052)
Operating loss	(1,143,773)	(234,201)	(326,987)	(145,275)	(20,407)	(1,695,499)	(706,463)	(99,236)
Interest income	4,517	4,946	11,520	25,354	3,561	22,832	41,820	5,874
Interest expense	(57,404)	(82,897)	(124,669)	(137,067)	(19,254)	(167,884)	(344,633)	(48,410)
Foreign exchange gain (loss)	135,777	9,051	(39,526)	80,357	11,288	86,041	49,882	7,007
Other gain (loss), net	6,046	3,244	1,620	(8,026)	(1,127)	(9,990)	(3,162)	(444)
Other income (expense), net	4,433	(7,012)	23,522	174,460	24,506	(11,718)	190,970	26,825
Loss before income taxes	(1,050,404)	(306,869)	(454,520)	(10,197)	(1,433)	(1,776,218)	(771,586)	(108,384)
Income tax (expense) benefit	(10,662)	(9,241)	(2,343)	2,350	330	(2,182)	(9,234)	(1,297)
Net loss	(1,061,066)	(316,110)	(456,863)	(7,847)	(1,103)	(1,778,400)	(780,820)	(109,681)
Less: net (loss) profit attributable to non-controlling interests	(3,931)	(2,184)	602	(3,227)	(453)	(8,679)	(4,809)	(676)
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,057,135)	(313,926)	(457,465)	(4,620)	(650)	(1,769,721)	(776,011)	(109,005)
Net loss per share:
Basic and diluted	(0.29)	(0.08)	(0.11)	(0.00)	(0.00)	(0.49)	(0.20)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	3,655,882,906	3,728,092,123	4,009,119,198	4,137,454,159	4,137,454,159	3,640,406,551	3,959,721,321	3,959,721,321
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(112,296)	7,744	43,174	(106,203)	(14,918)	(92,122)	(55,285)	(7,766)
Comprehensive loss	(1,173,362)	(308,366)	(413,689)	(114,050)	(16,021)	(1,870,522)	(836,105)	(117,447)
Less: Comprehensive (loss) income attributable to non-controlling interests	(3,900)	(2,200)	606	(3,238)	(455)	(8,717)	(4,832)	(679)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,169,462)	(306,166)	(414,295)	(110,812)	(15,566)	(1,861,805)	(831,273)	(116,768)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	303,354	318,306	338,857	380,895	53,504	914,954	1 ,038,058	145,816
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	4,252	9,365	11,712	11,672	1,640	15,142	32,749	4,600
Adjusted gross profit (Non-GAAP Financial Measure)	307,606	327,671	350,569	392,567	55,144	930,096	1,070,807	150,416

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025
Gross margin	16.1%	16.2%	14.4%	15.4%	16.5%	15.3%
Adjusted gross margin (Non-GAAP Financial Measure)	16.3%	16.6%	14.9%	15.8%	16.7%	15.8%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(1,061,066)	(316,110)	(456,863)	(7,847)	(1,103)	(1,778,400)	(780,820)	(109,681)
Adjustments:
– Share-based compensation expenses	40,423	134,611	116,856	116,937	16,426	189,667	368,404	51,749
– Foreign exchange (gain) loss	(135,777)	(9,051)	39,526	(80,357)	(11,288)	(86,041)	(49,882)	(7,007)
– Impairment of long-lived assets	919,724	-	-	-	-	919,724	-	-
Adjusted net (loss) profit (Non-GAAP Financial Measure)	(236,696)	(190,550)	(300,481)	28,733	4,035	(755,050)	(462,298)	(64,939)
Adjustments:
– Interest income	(4,517)	(4,946)	(11,520)	(25,354)	(3,561)	(22,832)	(41,820)	(5,874)
– Interest expense	57,404	82,897	124,669	137,067	19,254	167,884	344,633	48,410
– Income tax expense (benefit)	10,662	9,241	2,343	(2,350)	(330)	2,182	9,234	1,297
– Depreciation and amortization	358,540	421,901	591,021	688,501	96,713	886,990	1,701,423	238,997
Adjusted EBITDA (Non-GAAP Financial Measure)	185,393	318,543	406,032	826,597	116,111	279,174	1,551,172	217,891
– Gain on disposal of property and equipment	(10,667)	(2,110)	(5,708)	(21,763)	(3,057)	(34,488)	(29,581)	(4,155)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	174,726	316,433	400,324	804,834	113,054	244,686	1,521,591	213,736

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(1,143,773)	(234,201)	(326,987)	(145,275)	(20,407)	(1,695,499)	(706,463)	(99,236)
Adjustments:
– Share-based compensation expenses	40,423	134,611	116,856	116,937	16,426	189,667	368,404	51,749
– Impairment of long-lived assets	919,724	-	-	-	-	919,724	-	-
– Amortization of intangible assets	43,460	43,781	43,751	43,702	6,139	130,392	131,234	18,434
Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(140,166)	(55,809)	(166,380)	15,364	2,158	(455,716)	(206,825)	(29,053)
– Gain on disposal of property and equipment	(10,667)	(2,110)	(5,708)	(21,763)	(3,057)	(34,488)	(29,581)	(4,155)
Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(150,833)	(57,919)	(172,088)	(6,399)	(899)	(490,204)	(236,406)	(33,208)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025
Net loss margin	-56.3%	-16.0%	-19.4%	-0.3%	-32.0%	-11.5%
Adjusted net (loss) profit margin (Non-GAAP Financial Measure)	-12.6%	-9.7%	-12.8%	1.2%	-13.6%	-6.8%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	9.8%	16.2%	17.3%	33.4%	5.0%	22.8%
Normalized Adjusted EBITDA margin	9.3%	16.1%	17.0%	32.5%	4.4%	22.4%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	-7.4%	-2.8%	-7.1%	0.6%	-8.2%	-3.0%
Normalized Adjusted operating loss margin	-8.0%	-2.9%	-7.3%	-0.3%	-8.8%	-3.5%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	US$
Net cash generated from operating activities	228,364	1,716,658	241,138
Net cash used in investing activities	(458,621)	(2,723,833)	(382,615)
Net cash used in financing activities	(183,390)	(433,810)	(60,937)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	27,632	(25,890)	(3,637)
Net decrease in cash, cash equivalents and restricted cash	(386,015)	(1,466,875)	(206,051)
Cash, cash equivalents and restricted cash at beginning of period	2,096,404	5,517,128	774,986
Cash, cash equivalents and restricted cash at end of period	1,710,389	4,050,253	568,935